UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: September 30, 2006
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Full name of registrant: ORIENTAL FINANCIAL GROUP INC.
Former name if applicable: ___________________________________________________
Address of principal executive office (Street and number):
997 San Roberto Street
Oriental Center 10th Floor
Professional Offices Park,
City, state and zip code: San Juan, Puerto Rico 00926

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The quarterly report on Form 10-Q for the quarter ended September 30, 2006, has not been completed because of delays caused by the work and efforts that were necessary to complete our transition report on Form 10-K which was filed on June 27, 2006, and the quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2006, which were filed respectively on August 31 and October 17, 2006.
     The delay in the filing of such transition report was attributable to our efforts to complete all regulatory reporting requirements after the previously disclosed restatement and fiscal year transition process.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
Mr. Norberto González	(787)	771-6865
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). — Annual report on Form 11-K.
☐   Yes                    ☒   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐   Yes                    ☒   No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
ORIENTAL FINANCIAL GROUP INC.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2006	By:	/s/ Norberto González
Norberto González
Executive Vice President and Chief Financial Officer